SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2004

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40 F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2004		EKSPORTFINANS ASA
	By:	/s/ TOR F. JOHANSEN Tor F. Johansen President and Chief Executive Officer

Dated as of November 1, 2004

Credit Suisse First Boston LLC
11 Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

Eksportfinans ASA has previously entered into a Distribution Agreement dated June 2, 2004 (the Distribution Agreement), among the Company and the other agents signatories thereto (the Existing Agents), with respect to the Company’s medium term notes (the Securities) pursuant to an Indenture dated as of February 20, 2004. The Distribution Agreement permits the Company to appoint one or more additional persons to act as agent with respect to the Securities, on terms substantially the same as those contained in the Distribution Agreement. A copy of the Distribution Agreement is attached hereto.

In accordance with the Distribution Agreement we hereby confirm that, with effect from the date hereof, you shall become a party to, and an Agent under, the Distribution Agreement, vested with all the authority, rights and powers, and subject to all duties and obligations of an Agent as if originally named as such under the Distribution Agreement.

Except as otherwise expressly provided herein, all terms used herein which are defined in the Distribution Agreement shall have the same meanings as in the Distribution Agreement. Your obligation to act as Agent hereunder shall be subject to you having received copies of the most recent documents (including any prior documents referred to therein) previously delivered to the existing Agents pursuant to Section 5 of the Distribution Agreement. By your signature below, you confirm that such documents are to your satisfaction. For purposes of Section 11 of the Distribution Agreement, you confirm that your notice details are as set forth immediately beneath your signature. You also confirm that you make such representations and warranties as are set forth in Annex D of the Distribution Agreement.

Each of the parties to this letter agrees to perform its respective duties and obligations specifically provided to be performed by each of the parties to in accordance with the terms and provisions of the Distribution Agreement and the Procedures, as amended or supplemented hereby.

Notwithstanding anything in the Distribution Agreement to the contrary, the obligations of each of the Existing Agents and the Additional Agent(s) under the Distribution Agreement are several and not joint.

This Agreement shall be governed by the laws of the State of New York. This Agreement may be executed in one or more counterparts and the executed counterparts taken together shall constitute one and the same agreement.

If the foregoing correctly sets forth the agreement among the parties hereto, please indicate your acceptance hereof in the space provided for that purpose below.

Very truly yours,

EKSPORTFINANS ASA
By:	/s/
Name:
Title:

CONFIRMED AND ACCEPTED, as of the
date first above written

CREDIT SUISSE FIRST BOSTON LLC
By:	/s/
Name:
Title:

Notice information pursuant to Section 11 of the Distribution Agreement:

Name:	Credit Suisse First Boston LLC

Address:	11 Madison Avenue, New York, NY 10010

Contact Person:	Short-term Products

Telephone:	(212) 325-7198

Facsimile:	(212) 743-5825

Dated as of November 16, 2004

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

Ladies and Gentlemen:

Eksportfinans ASA has previously entered into a Distribution Agreement dated June 2, 2004 (the Distribution Agreement), among the Company and the other agents signatories thereto (the Existing Agents), with respect to the Company’s medium term notes (the Securities) pursuant to an Indenture dated as of February 20, 2004. The Distribution Agreement permits the Company to appoint one or more additional persons to act as agent with respect to the Securities, on terms substantially the same as those contained in the Distribution Agreement. A copy of the Distribution Agreement is attached hereto.

In accordance with the Distribution Agreement we hereby confirm that, with effect from the date hereof, you shall become a party to, and an Agent under, the Distribution Agreement, vested with all the authority, rights and powers, and subject to all duties and obligations of an Agent as if originally named as such under the Distribution Agreement.

Except as otherwise expressly provided herein, all terms used herein which are defined in the Distribution Agreement shall have the same meanings as in the Distribution Agreement. Your obligation to act as Agent hereunder shall be subject to you having received copies of the most recent documents (including any prior documents referred to therein) previously delivered to the existing Agents pursuant to Section 5 of the Distribution Agreement. By your signature below, you confirm that such documents are to your satisfaction. For purposes of Section 11 of the Distribution Agreement, you confirm that your notice details are as set forth immediately beneath your signature. You also confirm that you make such representations and warranties as are set forth in Annex D of the Distribution Agreement.

Each of the parties to this letter agrees to perform its respective duties and obligations specifically provided to be performed by each of the parties to in accordance with the terms and provisions of the Distribution Agreement and the Procedures, as amended or supplemented hereby.

Notwithstanding anything in the Distribution Agreement to the contrary, the obligations of each of the Existing Agents and the Additional Agent(s) under the Distribution Agreement are several and not joint.

This Agreement shall be governed by the laws of the State of New York. This Agreement may be executed in one or more counterparts and the executed counterparts taken together shall constitute one and the same agreement.

If the foregoing correctly sets forth the agreement among the parties hereto, please indicate your acceptance hereof in the space provided for that purpose below.

Very truly yours,

EKSPORTFINANS ASA
By:	/s/
Name:
Title:

CONFIRMED AND ACCEPTED, as of the
date first above written

BARCLAYS BANK PLC
By:	/s/
Name:
Title:

Notice information pursuant to Section 11 of the Distribution Agreement:

Name:	Barclays Bank PLC

Address:	5 The North Colonnade, Canary Wharf, London E14 4BB

Contact Person:	MTN Dealers

Telephone:	020 7773 9090

Facsimile:	020 7773 4876

Dated as of November 16, 2004

Credit Suisse First Boston (Europe) Limited
One Cabot Square
London E14 4QJ

Ladies and Gentlemen:

Eksportfinans ASA has previously entered into a Distribution Agreement dated June 2, 2004 (the Distribution Agreement), among the Company and the other agents signatories thereto (the Existing Agents), with respect to the Company’s medium term notes (the Securities) pursuant to an Indenture dated as of February 20, 2004. The Distribution Agreement permits the Company to appoint one or more additional persons to act as agent with respect to the Securities, on terms substantially the same as those contained in the Distribution Agreement. A copy of the Distribution Agreement is attached hereto.

In accordance with the Distribution Agreement we hereby confirm that, with effect from the date hereof, you shall become a party to, and an Agent under, the Distribution Agreement, vested with all the authority, rights and powers, and subject to all duties and obligations of an Agent as if originally named as such under the Distribution Agreement.

Except as otherwise expressly provided herein, all terms used herein which are defined in the Distribution Agreement shall have the same meanings as in the Distribution Agreement. Your obligation to act as Agent hereunder shall be subject to you having received copies of the most recent documents (including any prior documents referred to therein) previously delivered to the existing Agents pursuant to Section 5 of the Distribution Agreement. By your signature below, you confirm that such documents are to your satisfaction. For purposes of Section 11 of the Distribution Agreement, you confirm that your notice details are as set forth immediately beneath your signature. You also confirm that you make such representations and warranties as are set forth in Annex D of the Distribution Agreement.

Each of the parties to this letter agrees to perform its respective duties and obligations specifically provided to be performed by each of the parties to in accordance with the terms and provisions of the Distribution Agreement and the Procedures, as amended or supplemented hereby.

Notwithstanding anything in the Distribution Agreement to the contrary, the obligations of each of the Existing Agents and the Additional Agent(s) under the Distribution Agreement are several and not joint.

This Agreement shall be governed by the laws of the State of New York. This Agreement may be executed in one or more counterparts and the executed counterparts taken together shall constitute one and the same agreement.

If the foregoing correctly sets forth the agreement among the parties hereto, please indicate your acceptance hereof in the space provided for that purpose below.

Very truly yours,

EKSPORTFINANS ASA
By:	/s/
Name:
Title:

CONFIRMED AND ACCEPTED, as of the
date first above written

CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED
By:	/s/
Name:
Title:

Notice information pursuant to Section 11 of the Distribution Agreement:

Name:	Credit Suisse First Boston (Europe) Limited

Address:	One Cabot Square, London E14 4QJ, England

Contact Person:	MTN Trading Desk

Telephone:	+44 207 888 4021

Facsimile:	+44 207 905 6128

Dated as of November 16, 2004

Morgan Stanley & Co. International Limited
25 Cabot Square
London E14 4QA

Ladies and Gentlemen:

Eksportfinans ASA has previously entered into a Distribution Agreement dated June 2, 2004 (the Distribution Agreement), among the Company and the other agents signatories thereto (the Existing Agents), with respect to the Company’s medium term notes (the Securities) pursuant to an Indenture dated as of February 20, 2004. The Distribution Agreement permits the Company to appoint one or more additional persons to act as agent with respect to the Securities, on terms substantially the same as those contained in the Distribution Agreement. A copy of the Distribution Agreement is attached hereto.

In accordance with the Distribution Agreement we hereby confirm that, with effect from the date hereof, you shall become a party to, and an Agent under, the Distribution Agreement, vested with all the authority, rights and powers, and subject to all duties and obligations of an Agent as if originally named as such under the Distribution Agreement.

Except as otherwise expressly provided herein, all terms used herein which are defined in the Distribution Agreement shall have the same meanings as in the Distribution Agreement. Your obligation to act as Agent hereunder shall be subject to you having received copies of the most recent documents (including any prior documents referred to therein) previously delivered to the existing Agents pursuant to Section 5 of the Distribution Agreement. By your signature below, you confirm that such documents are to your satisfaction. For purposes of Section 11 of the Distribution Agreement, you confirm that your notice details are as set forth immediately beneath your signature. You also confirm that you make such representations and warranties as are set forth in Annex D of the Distribution Agreement.

Each of the parties to this letter agrees to perform its respective duties and obligations specifically provided to be performed by each of the parties to in accordance with the terms and provisions of the Distribution Agreement and the Procedures, as amended or supplemented hereby.

Notwithstanding anything in the Distribution Agreement to the contrary, the obligations of each of the Existing Agents and the Additional Agent(s) under the Distribution Agreement are several and not joint.

This Agreement shall be governed by the laws of the State of New York. This Agreement may be executed in one or more counterparts and the executed counterparts taken together shall constitute one and the same agreement.

If the foregoing correctly sets forth the agreement among the parties hereto, please indicate your acceptance hereof in the space provided for that purpose below.

Very truly yours,

EKSPORTFINANS ASA
By:	/s/
Name:
Title:

CONFIRMED AND ACCEPTED, as of the
date first above written

MORGAN STANLEY & CO. INTERNATIONAL LIMITED
By:	/s/
Name:
Title:

Notice information pursuant to Section 11 of the Distribution Agreement:

Name:	Morgan Stanley & Co. International Limited

Address:	20 Cabot Square, London E14 4QW

Contact Person:	James Walter

Telephone:	+44 207 677 7732

Facsimile:	+44 207 056 0714

Dated as of November 16, 2004

Nomura International plc
Nomura House
1 St Martin’s-le-Grand
London EC1A 4NP

Ladies and Gentlemen:

Eksportfinans ASA has previously entered into a Distribution Agreement dated June 2, 2004 (the Distribution Agreement), among the Company and the other agents signatories thereto (the Existing Agents), with respect to the Company’s medium term notes (the Securities) pursuant to an Indenture dated as of February 20, 2004. The Distribution Agreement permits the Company to appoint one or more additional persons to act as agent with respect to the Securities, on terms substantially the same as those contained in the Distribution Agreement. A copy of the Distribution Agreement is attached hereto.

In accordance with the Distribution Agreement we hereby confirm that, with effect from the date hereof, you shall become a party to, and an Agent under, the Distribution Agreement, vested with all the authority, rights and powers, and subject to all duties and obligations of an Agent as if originally named as such under the Distribution Agreement.

Except as otherwise expressly provided herein, all terms used herein which are defined in the Distribution Agreement shall have the same meanings as in the Distribution Agreement. Your obligation to act as Agent hereunder shall be subject to you having received copies of the most recent documents (including any prior documents referred to therein) previously delivered to the existing Agents pursuant to Section 5 of the Distribution Agreement. By your signature below, you confirm that such documents are to your satisfaction. For purposes of Section 11 of the Distribution Agreement, you confirm that your notice details are as set forth immediately beneath your signature. You also confirm that you make such representations and warranties as are set forth in Annex D of the Distribution Agreement.

Each of the parties to this letter agrees to perform its respective duties and obligations specifically provided to be performed by each of the parties to in accordance with the terms and provisions of the Distribution Agreement and the Procedures, as amended or supplemented hereby.

Notwithstanding anything in the Distribution Agreement to the contrary, the obligations of each of the Existing Agents and the Additional Agent(s) under the Distribution Agreement are several and not joint.

This Agreement shall be governed by the laws of the State of New York. This Agreement may be executed in one or more counterparts and the executed counterparts taken together shall constitute one and the same agreement.

If the foregoing correctly sets forth the agreement among the parties hereto, please indicate your acceptance hereof in the space provided for that purpose below.

Very truly yours,

EKSPORTFINANS ASA
By:	/s/
Name:
Title:

CONFIRMED AND ACCEPTED, as of the
date first above written

NOMURA INTERNATIONAL PLC
By:	/s/
Name:
Title:

Notice information pursuant to Section 11 of the Distribution Agreement:

Name:	Fixed Income Syndicate Desk, Nomura International plc

Address:	Nomura House, 1 St Martin’s-le-Grand, London EC1A 4NP

Contact Person:	Sophia Rozza

Telephone:	020 7521 2518

Facsimile:	020 7521 5652

Dated as of November 16, 2004

UBS Limited
100 Liverpool Street
London EC2M 2RH

Ladies and Gentlemen:

Eksportfinans ASA has previously entered into a Distribution Agreement dated June 2, 2004 (the Distribution Agreement), among the Company and the other agents signatories thereto (the Existing Agents), with respect to the Company’s medium term notes (the Securities) pursuant to an Indenture dated as of February 20, 2004. The Distribution Agreement permits the Company to appoint one or more additional persons to act as agent with respect to the Securities, on terms substantially the same as those contained in the Distribution Agreement. A copy of the Distribution Agreement is attached hereto.

In accordance with the Distribution Agreement we hereby confirm that, with effect from the date hereof, you shall become a party to, and an Agent under, the Distribution Agreement, vested with all the authority, rights and powers, and subject to all duties and obligations of an Agent as if originally named as such under the Distribution Agreement.

Except as otherwise expressly provided herein, all terms used herein which are defined in the Distribution Agreement shall have the same meanings as in the Distribution Agreement. Your obligation to act as Agent hereunder shall be subject to you having received copies of the most recent documents (including any prior documents referred to therein) previously delivered to the existing Agents pursuant to Section 5 of the Distribution Agreement. By your signature below, you confirm that such documents are to your satisfaction. For purposes of Section 11 of the Distribution Agreement, you confirm that your notice details are as set forth immediately beneath your signature. You also confirm that you make such representations and warranties as are set forth in Annex D of the Distribution Agreement.

Each of the parties to this letter agrees to perform its respective duties and obligations specifically provided to be performed by each of the parties to in accordance with the terms and provisions of the Distribution Agreement and the Procedures, as amended or supplemented hereby.

Notwithstanding anything in the Distribution Agreement to the contrary, the obligations of each of the Existing Agents and the Additional Agent(s) under the Distribution Agreement are several and not joint.

This Agreement shall be governed by the laws of the State of New York. This Agreement may be executed in one or more counterparts and the executed counterparts taken together shall constitute one and the same agreement.

If the foregoing correctly sets forth the agreement among the parties hereto, please indicate your acceptance hereof in the space provided for that purpose below.

Very truly yours,

EKSPORTFINANS ASA
By:	/s/
Name:
Title:

CONFIRMED AND ACCEPTED, as of the
date first above written

UBS LIMITED
By:	/s/
Name:
Title:

Notice information pursuant to Section 11 of the Distribution Agreement:

Name:	UBS Limited

Address:	100 Liverpool Street, London EC2M 2RH

Contact Person:	MTNs and Private Placements

Telephone:	+44 (0) 20 7567 2479

Facsimile:	+44 (0) 20 7568 3349